FEDERAL INSURANCE COMPANY
                           Endorsement No.    7
                           Bond Number:    81906663
      NAME OF ASSURED: TAIWAN GREATER CHINA FUND

      EXTENDED BOND PERIOD ENDORSEMENT
      It is agreed that this Bond is amended by deleting ITEM 1. of the
      DECLARATIONS and substituting the
      following:
      ITEM 1.    BOND PERIOD    from 12:01 a.m. on    June 12, 2006
              to 12:01 a.m. on    September 1, 2007

      This Endorsement applies to loss discovered after 12:01 a.m. on June 12,
      2007.
      ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: May 14, 2007

ICAP Bond
Form 17-02-5032 (Ed. 11-02)